SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

January 16, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

In the City of Buenos Aires, on this January 10th, 2007, at 10:00 am, the undersigned members of the Board of Directors of “BANCO MACRO S.A.” met together with one member of the Supervisory Committee, at its principal place of business located at Sarmiento 447.

President Jorge Horacio Brito took the floor and submitted the following item for the consideration of the Meeting: 1) Public offering of U.S. $150,000,000 Series 2 Notes due 2017 (the “Notes”) to be issued under the U.S. $400,000,000 global medium term note program as duly approved by the CNV by certificate 15,480 dated September 28, 2006, and by the BCBA on October 31st, 2006; …

President Jorge H. Brito took the floor and said that, as Directors knew, the General Ordinary Meeting of Shareholders of the Bank held on September 1st, 2006, authorized the creation of a Program pursuant to which the Bank shall be entitled to issue different series and or tranches of notes in the form of obligaciones negociables.  Mr. Brito also pointed out that such Shareholders’ Meeting delegated to the Board of Directors the necessary powers to determine and establish all terms and conditions of the notes to be issued under the program.

Mr. Jorge H. Brito stated that, due to the favorable national and international macroeconomic environment and the expectations of growth of the banking system in general and of the Bank in particular, the Bank concluded that it would be good for the Bank to obtain financing by accessing the capital markets.  Therefore, Mr. Jorge H. Brito proposed that the issuance of a new series of notes in a principal amount of up to U.S. $150,000,000 (United States Dollars one hundred and fifty million) be authorized.

After a brief exchange of ideas, Directors resolved to issue Series 2 notes in a principal amount of up to U.S. $150,000,000 (United States Dollars one hundred and fifty million) (the “Notes”), which will be direct, non convertible, unsecured, unconditional and unsubordinated notes of the Bank and will rank at all times pari passu in right of payment with all its other existing and future unsecured and unsubordinated indebtedness of the Bank (other than obligations preferred by statute or by operation of law), and to approve the terms and conditions of the Notes established in the applicable Pricing Supplement, to be substantially the same as those contained in the form of such Notes previously distributed among Directors, the main terms of which are as follows: (i) Series No: 2; (ii) Type of Securities: Fixed Rate Notes due 2017; (iii) Aggregate Principal Amount: up to US $150,000,000; (iv) Issue Price: as determined from time to time; (v) Issue Date: January, 2007; (vi) Currency: United States Dollars; (vii) Stated Maturity: on the date which is ten years after the Issue Date; (ix) Minimum Denominations: U.S. $100,000 and multiples of U.S. $1,000 in excess thereof. (x) Principal Value per Note: US $1; (xi) Fixed Interest Rate: as determined; (xii) Interest Payment Dates: interest shall accrue as from the Issue Date, semi-annually in arrears from the Issue Date each January and July of each year, as from July, 2007.

Next, Mr. Jorge H. Brito stated that it was convenient to appoint and authorize Messrs. Jorge Horacio Brito, Delfin Jorge Ezequiel Carballo, Roberto Julio Eilbaum, Luis Carlos Cerolini and Jorge F. Scarinci so that they may exercise such powers delegated by the Shareholders’ Meeting to this Board (with the power to sub-delegate), including, without limitation, the following: (a) to negotiate, approve, modify and establish the terms and conditions of the Notes; (b) to execute, on behalf of the Bank, the final Pricing Supplement; (c) to execute any document that may be necessary to issue the Notes; (d) to carry out before the CNV all necessary acts and proceedings to have the Notes duly authorized; (e) to carry out before the BCBA, the MAE and or any other exchange or self-regulated market of Argentina and or abroad all necessary acts and proceedings so that the Notes issued under the Program may be listed thereon and or traded therein; and (f) to elect and hire one or more independent and separate rating agencies that shall rate each series and or tranche of Notes. After a brief discussion, Directors unanimously resolved to approve the appointment and authorization of Messrs. Jorge Horacio Brito, Delfin Jorge Ezequiel Carballo, Roberto Julio Eilbaum, Luis Carlos Cerolini and Jorge F. Scarinci to the extent described above.

Finally, Mr. Jorge H. Brito stated that it was convenient to appoint and authorize (i) Messrs. Luis Carlos Cerolini, Carolina Leonhart, Hugo N. L. Bruzone, Mariano Juárez Goñi, José María Bazán, Lucía Satragno, Florencia Fridman, Andrés Traversaro, Ignacio Ortiz Freuler and Julián Lecea, so that any of the them acting separately may file with the CNV and or any exchange or self-regulated market of Argentina or abroad a registration statement in respect of the Notes, and be notified of any resolutions or other proceedings in respect thereof, and (ii) Messrs. Luis Carlos Cerolini, Carolina Leonhart, Hugo N. L. Bruzone, Mariano Juarez Goñi, José María Bazán and Ignacio Ortiz Freuler, so that any of them acting separately may answer any notice, take any action and do and perform any other act as may be necessary in order to obtain all required approvals for the Bank to be duly authorized to have the Notes publicly offered within and without Argentina, as well as listed on any exchanges and traded in any other market as applicable, and execute all such documents as may be necessary for any such purpose. After a brief discussion, Directors unanimously resolved to approve the President’s motion.

There being no further issues to be dealt with the Meeting is adjourned at 11:00 am.

The Board of Directors.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  January 16, 2007

MACRO BANK INC.

By:	/s/ Luis Cerolini

Name:	Luis Cerolini
Title:	Attorney-in-fact